SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No.___________)*


                      Genesis Development & Construction Ltd.
              -----------------------------------------------------
                                (Name of Issuer)

                              Class A ordinary share
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                 M49319102
              -----------------------------------------------------
                                 (CUSIP Number)

                              January 30, 1999
              ----------------------------------------------------
                             (Date of Event)




 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[XX] Rule 13d-1(c)

[  ] Rule 13d-1(d)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M49319102           13G                    Page 2 of 4 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Ruki Renov


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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


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   3   SEC USE ONLY




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   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            422,400
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             164,200
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             422,400
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       164,200
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                      586,600
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       10%

-------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*



                      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                          Page 3 of 4 Pages


Item 1.     (a)   Name of Issuer:

                  Genesis Development & Construction Ltd.

            (b)   Address of Issuer's Principal Executive Offices:

                  10 Hasikma Street
                  Haifa, 31700 Israel

Item 2.     (a)   Name of Person Filing:

                    Ruki Renov

            (b)   Address of Principal Business Office:

                    Ruki Renov's address is 172 Broadway,
                    Lawrence, NY  11559


            (c)   Citizenship:

                    United States.

            (d)   Title of Class of Securities:

                    Class A ordinary shares ("shares")

            (e)   CUSIP Number:

                    M49319102


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)   [ ]   Broker or Dealer  registered under Section  15 of  the
                        Act

            (b)   [ ]   Bank as defined in section 3(a)(6) of the Act

            (c)   [ ]   Insurance Company  as defined  in section  3(a)(19) of
                        the Act

            (d)   [ ]   Investment Company registered under  section 8 of  the
                        Investment Company Act of 1940

            (e)   [ ]   An investment adviser in accordance with 240.13d-1
                        (b)(1)(ii)(E)

            (f)   [ ]   An employee benefit Plan or endowment fund in
                        accordance with 240.13d-1(b)(1)(ii)(F)

            (g)   [ ]   A parent holding Company or control person in
                        accordance  with  240.13d-1(b)(1)(ii)(G)

            (h)   [ ]   A savings associations as defined in Section 3(b) of
                        the Federal Deposit Insurance Act

            (i)   [ ]   A church plan that is excluded from definition of an
                        investment company under section 3(c)(14) of the Investment Company Act of 1940.

                                                             Page 4 of 4 Pages
Item 4.     Ownership.

     (a) (b) Mrs. Renov may be deemed to beneficially own 586,600 shares or 10% of the Issuer's shares as follows: (i) 35,800 Units(1) consisting of 35,800 shares and 107,400 shares underlying 35,800 Class A Warrants(2) and 71,600 Class B Warrants (3) owned by a family partnership controlled by Mrs. Renov (ii) 4,600 shares underlying 2,300 Class A Warrants and 2,300 Class B Warrants issuable upon exercise of the Class A Warrants owned jointly by Mr. and Mrs. Renov (iii) 1,800 Units consisting of 1,800 shares and 5,400 shares underlying 1,800 Class A Warrants and 3,600 Class B Warrants owned jointly by Mr. and Mrs. Renov (iv) 32,700 Units consisting of 32,700 shares and 98,100 shares underlying 32,700 Class A Warrants and 65,400 Class B Warrants owned by a foundation controlled by Mr. and Mrs. Renov and (v) 5,400 Units consisting of 5,400 shares and 16,200 shares underlying 5,400 Class A Warrants and 10,800 Class B Warrants owned directly by Mr. Renov (vi) 16,000 Units consisting of 16,000 shares and 48,000 shares underlying 16,000 Class A Warrants and 32,000 Class B Warrants held by Mrs. Renov as custodian for her children under the Uniform Gift to Minors Act (UGMA) and (vii) 215,200 shares underlying a Unit Purchase Option ("UPO") exercisable to purchase 53,800 Units (1) consisting of 53,800 shares and 161,400 shares underlying 53,800 Class A Warrants and 107,600 Class B Warrants owned by Mrs. Renov.

     (c) Mrs. Renov has sole voting and dispositive control of shares owned by her. She shares voting and dispositive power over shares owned jointly with her husband, Mr. Kalman Renov.(4)

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.


Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            Not applicable.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

                By  signing  below I  certify  that,  to the  best  of my
               knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   Signature.

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:    February 15, 1999              /s/ Ruki Renov
          New York, New York            ______________________
                                        Ruki Renov
______________________________________________________________________________

(1) Each Unit ("Unit") consists of one share and one Class A Common Stock Purchase Warrant ("Class A Warrant") and one Class B Common Stock Purchase Warrant ("Class B Warrant").

(2) Each Class A Warrant entitles the holder to purchase one share and one Class B Warrant at an exercise price of $6.50 per share exercisable prior to January 30, 2002.

(3) Each Class B Warrant entitles the holder therof to purchase one share at $8.75 exercisable prior to January 30, 2002.

(4) The filing of this statement shall not be deemed an admission by Mrs. Renov that she beneficially owns the securities attributed to her husband for any purpose. Mrs. Renov expressly disclaims beneficial ownership of all securities owned by him.